INVEST IN **WINDLIFT, INC**

Tethered Drone Technology Without Traditional Limits. Built with DOW & DOE.



windlift.com Durham, NC

Technology Hardware Science & R&D

Highlights

1. Step change in tethered UAV technology that thrives in conditions where current technology fails.
2. Poised to disrupt $200B+ in global defense & commercial markets
3. Foundational technology built with $24M+ in DOE & DOD contract revenue to date - $7.39M in 2024
4. Technical oversight and continuous validation from the Naval Research Lab.
5. Secured SBIR III + sole source: a rare combo awarded to 0.6% of federally backed companies.
6. Built by experts in defense, aerospace, and autonomy with a team from NASA, Battelle, Caterpillar +
7. Integrates valuable technology (sensors/cameras/SAR) - partnerships in process with major DOD primes
8. MOUs with Sandia National Labs and Rhoshield for national defense applications

Featured Investors



K Street Capital Follow Invested $401,000

KSC is a Washington DC-based seed-stage venture capital firm founded in 2012 with a track record of 2 unicorns and a 28% 10-yr IRR. We amplify the impact of innovative tech companies in high-growth regulated markets including fintech, climatetech, cybersecurity, healthtech, and mediatech.

Nick Duafala, Principal

"Windlift is transforming how power and data are delivered—anywhere—through autonomous tethered drones. As an investor, I've rarely seen a dual-use platform with this level of technical rigor, market validation, and mission-critical relevance across both defense and commercial sectors. With $24M+ in non-dilutive DOE and DOD contract revenue to date—including $7.4M in 2024 alone—Windlift is well beyond the concept

stage.

Their core advantage—persistent, self-generated airborne power—enables 24/7 surveillance, real-time communications, and sensor deployment in austere environments. As the DOD moves toward JADC2, Windlift is uniquely positioned as a critical airborne node in the next-gen defense network.

Led by Rob Creighton and validated by the U.S. Naval Research Lab and Sandia, Windlift offers a rare opportunity to invest in a dual-use platform with national security, commercial, and climate applications. I'm proud to back a team building the future of resilient energy and autonomy."

 **Michael Hinderliter**
Syndicate Lead

Follow

Invested $550,003

"I invested in Windlift because they're solving two urgent challenges in energy and defense: how to power operations at the edge and maintain persistent domain awareness. Most companies focus on one. Windlift delivers both on a single, mobile platform.

An APG isn't just a better drone or a cleaner generator—it's a fundamental shift in how energy and intelligence infrastructure is deployed. In defense, that means fewer fuel convoys, more survivable operations, and real-time data in the places that matter most. In commercial markets, it means delivering power, insight, and security more effectively and in places traditional infrastructure can't reach.

What stood out most for me was how much of the hard work is already done. The technology is validated, the DoD is engaged, and the team has the clarity, urgency, and expertise to execute. Windlift is positioned to lead a new era of mobile infrastructure, and I'm proud to support them at this inflection point."

Team

 **Robert Creighton** Founder & CEO

Rob is a pioneer in airborne power whose strategic vision has positioned Windlift as a go-to partner for R&D in defense. With a background in genetics and an MBA in strategic management, he's spent over a decade turning deeptech into a national capability

in

 **Andy Stough** Chief Technology Officer

Andy brings deep engineering leadership from roles at Caterpillar, Battelle and Ericsson. He leads Windlift's technical development with expertise in aerospace design, mechanical systems, and productization, turning novel concepts into deployable products

 **Mark Aull** Chief Science Officer

PhD in Aerospace Eng and former NASA engineer, Mark is the architect of Windlift's core innovations and one of the foremost experts in Airborne Power. He leads our proprietary modeling & simulation environment which supercharges our system development.

 **Ben Leape** Chief Strategy Officer

Ben is a Naval Academy grad, Reserve Marine Corps Intelligence Officer, and former Congressional Liason who brings broad national security expertise to scale Windlift's airborne power platform across defense and commercial markets. MBA from Cornell.

 **Sean Meyer** Chief Operating Officer

Sean is an entrepreneur with 20+ years building ventures across hospitality, consumer brands, and energy tech. Expert in experience design, culture, and operations. As COO, he ensures Windlift runs with precision, alignment, and technical focus.

Pitch

Why Invest in Windlift?

Redefining Persistent Autonomous Tethered Flight for Defense, Security, Energy and Communications.

Persistent airborne presence is more important than ever. Autonomous tethered drones (UAVs) are valuable because they provide long endurance with continuous power from the base, secure and signature free communications, and an infrastructure free, quickly deployable and reliable way to carry sensors and communications equipment for extended periods. They are the only practical solution for true persistence without the cost and manpower demands of expensive aircraft, helicopters, and rotating free-flying drones.

But today's tethered systems all share one critical weakness. They must be grounded when wind intensifies and cannot be used under tow from vessels and vehicles reliably and at speeds necessary in the field. Those are the moments when ports, borders, shipping lanes, offshore platforms, agricultural operations, and large public gatherings need continuous visibility and secure communications the most. The world needs an airborne platform that stays up when others cannot.

"IMAGINE IF ENERGY, SECURITY, AND INTELLIGENCE COULD BE DELIVERED PERSISTENTLY, FROM THE SKY—VIRTUALLY ANYWHERE ON EARTH. THAT'S WINDLIFT. OUR MISSION IS TO PIONEER A NEW CLASS OF TETHERED SYSTEMS, REIMAGINING THE INFRASTRUCTURE THAT PROTECTS AND POWERS A THRIVING CIVILIZATION."

ROBERT CREIGHTON, WINDLIFT FOUNDER

Windlift delivers that capability. What began as a Department of Defense initiative to harness power from tethered flight led our team to develop AI-powered, proprietary flight control software and a new system architecture that addresses some of the most challenging aspects of autonomous tethered operations. Our flight controls were designed through years of development for complicated flight patterns in high winds taking into account shifts, turbulence, and other intricacies of flight while connected to a tether that generally ground similar systems.

This foundational technology treats wind as an advantage instead of a limitation, allowing our systems to operate safely and efficiently in conditions and at elevations that shut down the best tethered drones available today.

Our Systems

Windlift offers a new class of software-driven, cost-effective, high-endurance platforms across two complementary product lines:

- **G-Series:** delivers a stable, resilient, persistent airborne presence with an operating window far beyond existing tethered drone technology.



- **Airborne Power Generator (APG):** extends those capabilities with the added advantage of generating power through flight



Together, these systems enable persistent overwatch, secure communications, real-time intelligence, and distributed power through a single tether.



Proven + Protected:
SBIR III & Sole Source
APG and buoy system developed through over $24M in DOD and DOE contracts with an additional $18M authorized in an open IDIQ
Sponsored by OUSD (A&S) Operational Energy-Innovation.
Partnered with Naval Research Lab for technical oversight and validation.
Four key patents that underpin Windlift's core power gen and flight control technologies.

Our systems are operational: flying autonomously, generating power (APG), and preparing for mission-specific pilots to meet urgent needs.

FOR EVERY $1 OF PRIVATE CAPITAL RAISED, WE'VE SECURED $12 IN DEFENSE CONTRACTS.

Government contract-funded development allowed us to develop and validate our technology without diluting the cap table. Now, a mix of contracts, private capital, and system sales will fuel deployment, commercialization, and scale.

Pioneers in Robotics & Autonomous Systems from NASA, CAT, Marine Corp.

The team and technology behind our system came from decades of experience driving breakthrough technologies, with backgrounds in organizations at the forefront of innovation.



















GENERAL DYNAMICS | NASA | BATTELLE

Wolfspeed | CAT | SIEMENS

BOEING | Special Operations Command United States Marine Corps Forces | Collins Aerospace

Turning the impossible into reality fuels our drive to push boundaries and create advanced systems that solve complex, high-stakes problems.

How Windlift Started.

The problem we initially set out to solve was delivering autonomous, persistent power and elevated C5ISR in areas where fuel logistics and fixed infrastructure are dangerous, costly, or impossible.

Our requirements were complex: this system had to be compact, mobile, and cost-effective because if compromised, a backup system must be available and operational immediately to fill the gap and avoid interruption.

This is necessary for defense because:

1. **Fuel resupply is dangerous, costly, and logistically complex:**



Especially in contested or remote environments, where the fully burdened cost can exceed $600 per gallon. Eliminating that dependency isn't just efficient, it's transformative.

2. **Fixed grid infrastructure is costly, slow to deploy, and vulnerable to disruption:**



For defense operations at the edge, whether in conflict zones, forward operating bases, or disaster relief missions, access to stable power is often limited or nonexistent. Extending the grid into these environments is not only expensive and time-consuming, but also creates static, high-value targets for adversaries.

3. **Today's available solutions for situational data and domain awareness all have unique limitations:**



Quadcopter drones are unreliable in high winds.



Land-based sensors struggle to detect and classify low elevation and surface threats.



Unmanned surface vessels have a limited sensing range.

These limitations make it nearly impossible to maintain continuous situational awareness and collect accurate data at the edge, on the water, and below the surface.

Windlift's tethered systems are designed to outperform existing solutions in:

- Endurance
- Level of fuel dependence
- Wind resilience
- Payload capacity
- Cost
- Signature/Emission control

Most existing commercial solutions also overlook a critical layer of the atmosphere, specifically the low-to-mid altitudes where Windlift operates, resulting in a persistent gap in security, weather monitoring, atmospheric sensing, and real-time data collection that is essential for defense, forecasting, modeling, and operational planning.

A Truly Persistent Platform

A major advantage of Windlift's technology is the ability to elevate and sustain advanced payloads such as sensors, radar, cameras, RF detection, and secure communication systems at altitude for extended periods.



This is exactly what is required as the United States moves toward a fully networked defense and homeland security architecture that depends on continuous sensing, secure communications, and rapid information sharing across agencies.

Incoming drones have become one of the fastest-growing threats to military sites, ports, borders, offshore platforms, and large public gatherings. They are cheap, fast, and increasingly difficult to detect with ground and space-based radar alone.



The current administration's border protection initiative calls for a layered national sensor network that can see and understand everything in the sky in real time. Windlift was just awarded a contract for the Missile Defense Agency Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) indefinite-delivery/indefinite-quantity (IDIQ) contract with a ceiling of $151B. This contract encompasses a broad range of work areas that allows for the rapid delivery of

innovative capabilities to the warfighter with increased speed and agility.



Early Detection
Sensor Gap

Every Windlift unit creates a first layer of defense that enables early detection, faster classification, and rapid decision-making. This is especially urgent as low-flying drones and drone boats increasingly evade both ground-based radar and satellite detection.



Maritime Threats
Border and Asset Security
Drone and Low-flying Missile Attacks
Environmental Protection

The same elevated sensor platform creates game-changing value for commercial markets.

Industries like shipping security, agriculture, insurance, logistics, financial services, AI and modeling, disaster response, and offshore energy all rely on clean, persistent, high-resolution data to drive decisions and unlock new business models. Windlift makes that possible.

THIS ISN'T JUST DATA—IT'S MONETIZABLE INTELLIGENCE. AND WINDLIFT CAN DELIVER IT PERSISTENTLY, VIRTUALLY ANYWHERE ON EARTH.

We are partnering with leading companies in sensor, radar, lidar, onboard compute, and AI to integrate best-in-class technologies into our systems, unlocking the full value of data gathered in flight.

Why are Major Defense Technology Companies Partnering with Us?

Many companies are building powerful intelligence capabilities. Windlift systems make them better by expanding the operating window beyond what is possible with traditional tethered technology.

Our platform provides the critical energy and elevation layer needed to enable next-gen defense capabilities. The partnerships we're building rely on our system to unlock new mission profiles and deliver a strategic edge for their systems.

By integrating their technology into our airborne systems, we prove interoperability, open new mission sets, and accelerate deployment.

Contracts Funded by the Pentagon. Technology Validated by the Navy.







U.S. NAVAL RESEARCH LABORATORY

Windlift's development to date is contracted through the Department of Defense's Operational Energy Innovation program, with technical oversight and validation provided by the U.S. Naval Research Laboratory.

Additionally, we are currently in an MOU with Sandia National Labs for the Development and Commercialization of Autonomous Airborne Power and Persistent Situational Awareness.

The Playbook Works. We're Following It.

Some of today's most valuable tech companies, such as Anduril, Palantir, and Shield AI, followed a similar path: they began by solving urgent national security challenges, secured early contracts and validation through DOD programs like SBIR, and leveraged that traction to win sole-source contracts.

With their technology proven and their first customer in place, they attracted private investment at pivotal moments, fueling their growth into multi-billion-dollar enterprises.





ANDURIL
Valued At
$30.5 B
(June 2025)

Shield AI
Valued At
$5.3 B
(March 2025)

Palantir
Market Cap
$327 B
(June 2025)

SBIR Phase III with Sole Source

Lattice
Predictive AI

Nova, Hivemind
Autonomous Drones

Gotham Platform
Autonomous Sensor AI

Windlift is charting the same course with tethered UAVs for energy and security.

We have already secured this decisive strategic procurement advantage, and extended this with the SHIELD program: shortening acquisition cycles, limiting competition, and unlocking opportunity for long-term access to contracts.



Windlift
Revenue
$24 M
(as of June 2025)

SBIR Phase III with Sole Source

Autonomous Airborne Power Generation

Elevated Sensor Platform

$24M+ total contract revenue to date.

We're not guessing. We're executing a playbook to bring breakthrough technology to market.

How it Works. Why We're Built to Win.

Design and testing is conducted first in our AI-backed high-fidelity design and simulation environment, which informs real-world flight testing. This design-to-test simulation environment, which informs real-world flight testing. This design-to-test process is built on years of flight data, research, and modeling.

EVERY FLIGHT, VIRTUAL OR REAL, TRAINS OUR MACHINE LEARNING MODELS, MAKING EACH GENERATION OF THE SYSTEM SMARTER, FASTER AND MORE CAPABLE. THIS PROCESS ALLOWS US TO MOVE QUICKLY AND OPERATE WITH EXCEPTIONAL CAPITAL EFFICIENCY.

We run millions of simulated flights before a single live test—accelerating performance, reliability, and readiness timelines, while avoiding millions in hardware costs. Every live test then informs the system to become even more precise every time we fly.

https://player.vimeo.com/video/1095050093/

We also hold four strategic patents that protect Windlift's core technology, with additional patents in the pipeline as the technology continues to advance.


Built for fast setup and easy relocation


Generates power day or night, in varied weather


Cost-effectively scales to meet evolving needs


Flies at ideal altitude for superior line of sight


Sends energy to storage sized for operational needs


Minimal footprint with no permanent setup needed


Autolands for airspace deconfliction


Adapts to land, sea, and tough terrain

And they're radically efficient.

WINDLIFT APGs USE 90% LESS MATERIAL AND, AT SCALE, HAVE THE POTENTIAL TO DELIVER POWER AT UP TO 80% LOWER COST THAN LEGACY SOLUTIONS FOR THE SAME POWER OUTPUT.

In a world facing soaring energy demand and constrained resources and logistics, that kind of efficiency isn't just nice to have - it's essential.

Massive Markets. Ideal Timing.

While defense leads our mission, commercial applications are rapidly taking shape.


Markets At Scale
GUARD + APG
Commercial
• Shipping Security/Overwatch
• Maritime Domain Awareness
• Agriculture & Aquaculture
• Off-Grid Industrial Facilities On Land and Offshore
• Distributed Data Centers/Bitcoin Operations
• Utilities - Rural Communities and Peaker Plants
• Weather data
• Offshore GW Scale Arrays
• Mesh Data-Energy Networks
Defense and National Security
• US & Allied Forces Security & Power
• Border Security
• Port Security
• Critical Infrastructure/Asset Security & Power
• C-UAS
• Temporary/Emergency Power
TAM
$550+ Billion
(2030)
SAM
$55+ Billion
(2030)

As demand for security, data, and real-time intelligence accelerates, our airborne platform is built to adapt and scale to serve entirely new mission sets across defense and commercial markets.

The timing couldn't be better. We're entering a decade defined by:

- An unsecured maritime environment looking for mobile, cost-effective security solutions
- A defense ecosystem racing toward defending assets and borders through persistent awareness and fast response time
- Agricultural operations seeking persistent real time data on livestock, crop health, insect infestations and security
- A global shift toward resilient, autonomous, distributed infrastructure
- Underserved rural, offshore, and contested areas
- AI data centers are tripling global energy demand

Windlift sits at the intersection of these trends.

Why This Raise. Why Now.

Since our first test flight of G1 of the G-Series of systems, we've never had more traction and interest internationally for demos and information about our systems. We just completed a demo in Finland for Millog where we successfully demonstrated a wind envelope greater than 2x the capabilities of the nearest competitor.

Turns out the wind advantage really does matter, and there is an immediate defense and commercial need for this technology.

This raise is about activating the community to accelerate into that momentum and supercharge product development, defense deployment, and commercialization to fuel growth: executing the opportunities already on the table while positioning to own the markets emerging just behind them.

Use of Funds

Capital to Supercharge Commercialization and Fuel Growth


$1.6 MM
Commercial Market Traction & Sales/Product Refinement
• Expand and scale go-to-
$1 MM
Manufacturing & Operations
• Manufacturing planning, process development and DFM analysis
• Production tooling and fixture development


market channels to accelerate revenue growth
• Refine and adapt platform to address key customer requirements
• Recruit and retain top-tier technical and operational talent
• Demonstrate system performance in operational environments
$3 MM
• Build out scalable, cost-effective supply chain infrastructure
• Other general corporate purposes
$400 K
Defense Sales & Business Development
• Pursue US and Allied military sales
• Capture additional non-dilutive R&D contracts

It's a strategic window to convert our hard-won advantage into durable market leadership. This capital isn't about proving the idea. It's about securing the business.

The U.S. Invested First. Now You Can Too.

We've grown deliberately, opting for contract revenue over private capital to de-risk the technology, preserve equity, and prove demand before scaling. That strategy won't change. Our goal is to continue amplifying every investor dollar with leveraged contracts, procurement, and future sales revenue.

We've become highly effective at operating within the U.S. innovation ecosystem. We have submitted proposals for future contracts and are a contract awardee for SHIELD so now is the ideal time to inject strategic private capital to develop the systems that will put us in a better position to win those larger contracts. We are excited for the opportunity to invite the community to participate.

How could investors see a return?

We see multiple possible paths to liquidity, driven by the scale of our projected revenues and product strength.

Future projections and returns are not guaranteed and evolving as we progress.

We're building a category-defining platform with strong government validation and dual-use applications. As we grow, one of our goals is to pursue the right strategic path to reward our earliest investors.

This isn't just a bet on the future. It's a chance to build it.

Join us.